EXHIBIT 3.1

Articles of Amendment

Of

Bar Harbor Bankshares

FIFTH The capital stock of the corporation shall be designated as follows:

            (a) Common Stock. The corporation shall have the authority to issue 10,000,000 shares of common stock, par value $2.00 per share.

            (b) Preferred Stock.

                        (1) The corporation shall have authority to issue up to 1,000,000 shares of preferred stock, no par value. The shares of preferred stock of the corporation may be issued from time to time in one or more classes or series, the shares of each class or series to have such voting powers, full or limited, or no voting powers, and such designations, preferences, rights, powers, including voting powers (or qualifications, limitations, or restrictions thereof) as are stated in the resolution or resolutions providing for the issue of such class or series adopted by the Board of Directors as provided in Paragraph (b)(2) of this Fifth Article.

                        (2) Authority is granted to the Board of Directors of the corporation, subject to the provisions of this Fifth Article and to the limitations prescribed by the Maine Business Corporation Act, to authorize the issuance of one or more classes, or one or more series within a class, of preferred stock and with respect to each such class or series to fix by resolution or resolutions the voting powers, full or limited, if any, of the shares of such class or series to determine and fix by resolution or resolutions the designations, preferences, rights, powers, including voting powers (or qualifications, limitations, or restrictions thereof) of such shares. This paragraph is intended to afford to the Board of Directors the maximum authority permitted under Section 602 of Title 13-C: Maine Business Corporation Act.